OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

eMagin Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29076N 10 7
(CUSIP Number)
Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29076N 10 7

1	NAMES OF REPORTING PERSONS: Stillwater LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,271,029[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,271,029[1]

WITH	10	SHARED DISPOSITIVE POWER:

804,822[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,075,851

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

30.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
1 Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated June 20, 2002, March 3, 2004, and April 9, 2007 and upon conversion of Secured Notes dated April 9, 2007.
2 The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No.	29076N 10 7

1	NAMES OF REPORTING PERSONS: Ginola Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Isle of Man

	7	SOLE VOTING POWER:

NUMBER OF		883,580[3]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		883,580[3]

WITH	10	SHARED DISPOSITIVE POWER:

1,026,708[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,910,288

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
3 Consists of aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004 and July 21, 2006 and upon conversion of Secured Notes dated July 21, 2006.
4 Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
     This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005 and Amendment No. 7 to the Schedule 13D filed July 26, 2006 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 2070 Route 52, Hopewell Junction, New York 12533.
     In accordance with Exchange Act Rule 13d-2, this Amendment No. 8 amends and supplements only information that has materially changed since the July 26, 2006 filing of Amendment No. 7 to Schedule 13D.
Item 5. Interest in Securities of the Issuer.

	Common Stock	Percent
	Beneficially Owned	of Class

(a) Stillwater [1]	4,075,851	30.8%
Ginola [3]	1,910,288	16.8%

	Common Stock	Percent
(b) Stillwater	Beneficially Owned	of Class

Sole Voting Power	3,271,029	25.8%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	3,271,029	25.8%
Shared Dispositive Power [2]	804,822	7.5%

	Common Stock	Percent
Ginola	Beneficially Owned	of Class

Sole Voting Power	883,580	8.2%
Shared Voting Power	- 0 -	0%
Sole Dispositive Power	883,580	8.2%
Shared Dispositive Power [4]	1,026,708	9.5%

CUSIP No. 29076N 10 7

1	Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated June 26, 2002, March 3, 2004, November 3, 2004, October 26, 2005, July 21, 2006 and April 9, 2007 and upon conversion of Secured Notes dated July 21, 2006 and April 9, 2007.

2	The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

3	Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated April 25, 2003, March 3, 2004, November 3, 2004, October 26, 2005 and July 21, 2006 and upon conversion of Secured Notes dated July 21, 2006.

4	Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 10 7
(c) Since the filing of Amendment No. 7 to Schedule 13D on July 26, 2006 the following transactions were effected:
          (i) Stillwater purchased a 6% Secured Convertible Note for $500,000 with a conversion price of $0.35 per share (the “Stillwater Note”) and received warrants for the purchase of 1,000,000 shares of Issuer’s Common Stock with an exercise price of $0.48 per share (the “Stillwater Warrant”) pursuant to the Note Purchase Agreement between Stillwater and the Issuer dated July 21, 2006, as amended on March 28, 2007 (the “Note Purchase Agreement”), which obligated Stillwater to purchase the Stillwater Note and Stillwater Warrant since the warrants acquired on July 21, 2006 were not exercised as they expired on December 14, 2006 and other conditions in the Note Purchase Agreement were satisfied, as such transaction is described further in the Issuer’s Form 8-K filed on April 13, 2007.
          (ii) The following warrants have expired: 192,308 shares of Issuer’s Common Stock with an exercise price of $2.60 held by Stillwater expired on December 14, 2006.
(d) Not applicable.
(e) Not applicable.
Item 7. To Be Filed as Exhibits.

Exhibit No.	Description	Page

1	Agreement of Reporting Persons to file joint statement on Schedule 13D	8

CUSIP No. 29076N 10 7
Signatures
     After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: April 18, 2007

STILLWATER LLC
By:	/s/ Mortimer D.A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Jonathan G. White
	Name:	Jonathan G. White
	Title:	Director